Exhibit (a)(5)(iv)

For Immediate Release                                                                                                                                                                                            Media contacts: Dan Flaherty, +1 617.954.4256
For shareholders/advisors: Jeffrey Schwarz, +1 617.954.5872

MFS HIGH YIELD MUNICIPAL TRUST ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER
BOSTON (November 7, 2023) – MFS® High Yield Municipal Trust (the “Fund”) (NYSE: CMU) announced today that its tender offer for 2,832,531 shares of the Fund’s outstanding common shares (the “Shares”), representing approximately 10% of the Fund’s outstanding shares, expired at 5:00 P.M., Eastern Standard Time, on November 6, 2023.

Based on current information, approximately 10,971,133.93 Shares were properly tendered and not withdrawn.  Based on this preliminary information, the proration for a tendering shareholder is estimated to be approximately 25.82 percent of the shares properly tendered and not withdrawn. These numbers, including the estimated proration for a tendering shareholder, are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased is anticipated to be announced on or about November 10, 2023, and payment for such shares will be made on or about November 10, 2023. The purchase price of properly tendered Shares is 98% of the Fund’s net asset value (“NAV”) per Share calculated as of the close of regular trading on the New York Stock Exchange (“NYSE”) on November 6, 2023, which is equal to $3.39 per Share.

The Fund’s information agent for the tender offer is Georgeson LLC and the depositary agent for the tender offer is Computershare Trust Company, N.A. Any questions with regard to the tender offer may be directed to the information agent toll-free at 1-866-541-3547.

About the Fund
The Fund is a closed-end investment company product advised by MFS Investment Management. Closed-end funds, unlike open-end funds, are not continuously offered. Except pursuant to a tender offer, common shares of the Fund are only available for purchase/sale on the NYSE at the current market price. Shares may trade at a discount to NAV. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Fund involve investment risk, including possible loss of principal. For more complete information about the Fund, including risks, charges, and expenses, please see the Fund's annual and semi-annual shareholder reports or contact your financial adviser.

About MFS Investment Management
In 1924, MFS launched the first U.S. open-end mutual fund, opening the door to the markets for millions of everyday investors. Today, as a full-service global investment manager serving financial advisors, intermediaries, and institutional clients, MFS still serves a single purpose: to create long-term value for clients by allocating capital responsibly. That takes our powerful investment approach combining collective expertise, thoughtful risk management and long-term discipline. Supported by our culture of shared values and collaboration, our teams of diverse thinkers actively debate ideas and assess material risks to uncover what we believe are the best investment opportunities in the market. As of October 31, 2023, MFS manages $538.9 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

MFS Investment Management 111 Huntington Ave., Boston, MA  02199
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